1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Nov, 2002

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒                                 Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐  No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

Announcement of the Company acquiring common shares of King Yuan Electronics Co., Ltd

Date of events: 2002/12/20
Contents:
1.
Name and nature of the transacted asset (if the asset acquired or disposed is real property, the address and tract number shall be indicated; if it is preferred shares, the issuance terms such as rate of dividends shall be indicated): Common shares of King Yuan Electronics Co., Ltd

2.	Date of the occurrence of the event: 2002/12/20
3.	Transaction volume, unit price, total transaction price: Transaction volume: 64,250,0000 shares; Unit price: NTD14 per share; Total transaction price: 899,500,000
4.
Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): King Yuan Electronics Co., Ltd

5.
Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not Applicable

6.
Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets): Not applicable
8.	Terms of delivery or payment (including payment period and monetary amount): One full payment
9.
The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Board of directors

10.
Name of the professional appraisal institution and its appraisal findings,or the net worth per share of the underlying company on the CPA-audited or CPA-reviewed duly prepared financial statements for the most recent period.If appraisal reports cannot be acquired in time, the reason for not being able to obtain such report shall be indicated. If any situation set forth in Items 1 or 2 of Point VI of the Guidelines for Acquisition and Disposal of Assets by Public Companies exist, the cause of the difference and the opinion of the auditing CPA shall also be publicly announced: Not applicable

11.
Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of restriction of rights (not applicable of the transacted assets are not securities): Volume: 64,350,000 shares; Amount:

NTD901, 000,100; Shareholding percentage: 11.86%; Restriction: None
12.
Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: Current ratio to total assets: 19.83%; Current ratio to shareholder’s equity: 34.85%; Operation capital: NTD 6,769,518 thousands.

13.	If there is broker, and the broker is an actual related party, the identity of the broker and the broker’s fee to be paid: None
14.	Concrete purpose or use of the acquisition or disposition: Long-Term

Investment
15.	Opinions of directors expressing opposition to the trade: None
16.	Any other matters that need to be specified: For private placement of raising capital, except as otherwise prescribed by Law, the shares can’t be traded or transferred within 3 years.

SPIL Sets 10k Production Milestone on 300mm Wafer
Flip Chip Bumping

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: January 6th, 2003

Taichung, Taiwan, January 6th, 2003, — Siliconware Precision Industries, Co., Ltd. (SPIL) (TAIEX: 2325, NASDAQ: SPIL), announced achieving a major production milestone on their 300 mm wafer bumping in SPIL, by shipping over 10,000 300 mm bumped wafers to its customer, Xilinx, Inc. (NASDAQ: XLNX).

In addition to SPIL’s world’s first 300 mm state-of-the-art bumping facility, SPIL is the only company in the world that is capable of providing production turnkey solution on 300 mm wafer bumping for flip chip packages. SPIL has been in production on 300 mm wafer bumping since March 2002, and has reached consistent yields above 99.5 percent.

SPIL has a strong partnership with Xilinx, who had helped co-develop the 300 mm bumping process with Xilinx’s Virtex® FPGA product line. “Working with industry leading companies like Xilinx is great for SPIL, and has challenged us to bring our process technology to the forefront of the semiconductor industry. We have worked very hard to accomplish this major milestone, and are extremely pleased to see the results of our efforts”, said Randy Lo, President of SPIL’s USA Sales and Marketing Group. “The impressive efficiency and yields seen at SPIL bumping line prove that we have mastered the learning curve for this advanced manufacturing process”.

“We recognize SPIL’s investment to bring 300 mm bumping technology to reality. Cost optimization benefits of 300 mm wafers will ultimately benefit all our customers by making Xilinx a leader in low cost programmable logic devices. Wafer bumping is an essential process for flip chip packaging and SPIL has demonstrated operational excellence, and best-in-class performance in yield, cycle time, and quality,” said Vincent Tong, vice president of Product Technology at Xilinx.

About Siliconware Precision Industries Ltd.
Siliconware Precision Industries Ltd. (“SPIL”) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that cover design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, and drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at http://www.spil.com.tw/.

SPIL Spokesman
Mr. Jong Lin, CFO
Tel: 886-4-25341525#1528
For further information, please contact IR dept.
Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail:  janet@spiltp.com.tw

Monthly Sales Report  —  December 2002

Issued by:  Siliconware Precision Industries Co., Ltd.
Issued on:  Jan 9, 2003

Taichung, Taiwan, Jan 9, 2003  —  Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenue for December 2002 was NT$ 2,098 million, representing 30.9% increase compared to the same period of year 2001 and 10.4% increase over last month’s sales revenue.

The Company’s 4Q 2002 sales revenue reaches another record high of NT$ 6,138 million, representing 30.9% increase compared to the same period of year 2001 and 11.4% increase over last quarter’s sales revenue.

Total revenues for the 12 months ended December 31, 2002 were NT$ 22,299 million, representing 34.9% YOY growth.

Sales Report (NT$ million)
Period	Dec 2002	Nov 2002	Sequential Change	Dec 2001	YOY Change
Revenue	2,098	1,900	10.4%	1,603	30.9%

Period	4Q 2002	3Q 2002	Sequential Change	4Q 2001	YOY Change
Revenue	6,138	5,510	11.4%	4,688	30.9%

Period	2002	2001	YOY Change
Revenue	22,299	16,530	34.9%

SPIL Spokesman
Mr. Jong Lin, CFO
Tel: 886-4-25341525#1528
For further information, please contact IR dept.
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: January 14, 2003	By: /s/ WEN CHUNG LIN
Wen Chung Lin Vice President & Spokesman